

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Christopher M. Bouda
Vice President and Chief Accounting Officer
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, DC 20037-1701

>   **Re: Danaher Corporation**
>   **Form 10-K For the fiscal year ended December 31, 2021**
>   **Filed February 23, 2022**
>   **File No. 001-08089**

Dear Mr. Bouda:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences